Exhibit 8
List of Subsidiaries

Jurisdiction of
Subsidiary	organization	Commonly referred to as

1. CVRD Overseas Ltd.	Cayman Islands	CVRD Overseas

2. Minerações Brasileiras Reunidas S.A. — MBR	Brazil	MBR

3. Vale Inco Limited	Canada	Vale Inco

4. Vale International S.A.	Switzerland	Vale International